UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 15, 2016**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 15, 2016, American Independence Corp. issued a press release announcing results of operations for the three months and six months ended June 30, 2016, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 15, 2016.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 15, 2016
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: LOAN NISSER
485 MADISON AVENUE   (646) 509-2107
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2016 SECOND-QUARTER AND SIX-MONTH RESULTS

New York, New York, August 15, 2016.   American Independence Corp. (NASDAQ: AMIC) today reported 2016 second-quarter and six-month results.

Financial Results

On March 31, 2016, AMIC completed the sale of IHC Risk Solutions, LLC ("Risk Solutions") and the medical stop-loss business it produced and realized an after tax gain of approximately $114 million. In addition, under the purchase and sale agreement, all of the in-force medical stop-loss business of Independence American Insurance Company produced by Risk Solutions is 100% co-insured as of January 1, 2016. AMIC's block of medical stop-loss business is in run-off. The sale of Risk Solutions and exit from the medical stop-loss business represents a strategic shift that will have a major effect on the Company's operations and financial results.   The disposal transaction qualifies for reporting as discontinued operations in the first quarter of 2016.

AMIC reported net income of $1.3 million ($.16 per diluted share) for the three months ended June 30, 2016 compared to $0.9 million ($.11 per diluted share) for the three months ended June 30, 2015. Income from continuing operations was $1.4 million ($.16 per diluted share), and $1.0 million ($.11 per diluted share), for the three months ended June 30, 2016 and 2015, respectively.

AMIC reported net income of $115.5 million ($14.22 per diluted share) for the six months ended June 30, 2016 compared to $1.6 million ($.20 per diluted share) for the six months ended June 30, 2015. Income from continuing operations was $1.8 million ($.19 per diluted share), and $1.2 million ($.14 per diluted share), for the six months ended June 30, 2016 and 2015, respectively.

Revenues decreased to $29.4 million and $58.8 million for the three months and six months ended June 30, 2016, respectively, compared to revenues of $42.2 million and $81.6 million for the three months and six months ended June 30, 2015, respectively, primarily due to the sale of Risk Solutions and the exit from the medical stop-loss business.

Independence Holding Company ("IHC") intends to take the Company private on or about August 31, 2016 by way of a statutory "short-form" merger. As a result, IHC will indirectly own all of the outstanding shares of common stock of AMIC.

About American Independence Corp.

American Independence Corp. (AMIC) is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers non-subscriber occupational accident, pet insurance, short-term medical, vision, dental and various supplemental products. Through its subsidiaries IHC Specialty Benefits, Inc. (including through www.healthedeals.com and www.aspiraAmas.com), IPA Direct, LLC and IPA Family, LLC, AMIC markets products underwritten by its affiliated companies and various products (including ACA plans and medical stop-loss) on behalf of unaffiliated carriers.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

American Independence Corp.
Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2016	**2015**	**2016**	**2015**
REVENUES:				
Premiums earned	$ 21,735	$ 37,232	$ 42,831	$ 73,449
Agency income	5,094	3,639	10,594	6,116
Net investment income	1,155	485	2,625	1,084
Net realized investment gains (losses)	389	211	603	352
Other income	1,073	593	2,195	594
	29,446	42,160	58,848	81,595
EXPENSES				
Insurance benefits, claims and reserves	13,508	25,296	28,474	49,266
Selling, general and administrative expenses	13,573	15,168	27,079	30,120
Amortization and depreciation	303	217	583	332
	27,384	40,681	56,136	79,718
Income from continuing operations before income taxes	2,062	1,479	2,712	1,877
Provision for income taxes	669	527	903	667
Income from continuing operations	1,393	952	1,809	1,210
Discontinued operations:				
Income (loss) from discontinued operations, before income taxes	-	(18)	122,034	819
Income taxes on discontinued operations	(22)	(4)	8,047	320
Income (loss) from discontinued operations	22	(14)	113,987	499
Net income	1,415	938	115,796	1,709
Less: Net (income) loss attributable to the non-controlling interest	88	51	266	100
Net income attributable to American Independence Corp.	$ 1,327	$ 887	$ 115,530	$ 1,609
Basic income per common share:				
Income from continuing operations	$ .16	$ .11	$ .19	$ .14
Income from discontinued operations	-	-	14.06	.06
Basic income per common share	$ .16	$ .11	$ 14.25	$ .20
Weighted-average shares outstanding	8,119	8,079	8,110	8,079
Diluted income per common share:				
Income from continuing operations	$ .16	$ .11	$ .19	$ .14
Income from discontinued operations	-	-	14.03	.06
Diluted income per common share	$ .16	$ .11	$ 14.22	$ .20
Weighted-average diluted shares outstanding	8,148	8,094	8,125	8,093

American Independence Corp.
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	June 30, 2016 (Unaudited)	December 31, 2015
ASSETS:		
Investments:		
Securities purchased under agreements to resell	$ 7,527	$ 4,595
Fixed maturities available-for-sale, at fair value	201,707	84,933
Equity securities available-for-sale, at fair value	2,608	2,594
Total investments	211,842	92,122
Cash and cash equivalents	7,824	4,861
Restricted cash	1,379	1,377
Accrued investment income	1,626	727
Premiums receivable	15,988	16,654
Net deferred tax asset	14,723	13,944
Due from reinsurers	36,161	4,950
Goodwill	5,703	5,703
Intangible assets	12,814	13,327
Due from securities brokers	403	1,051
Other assets	12,623	10,540
Assets attributable to discontinued operations (Note 3)	-	31,718
TOTAL ASSETS	$ 321,086	$ 196,974
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 47,512	$ 43,764
Premium and claim funds payable	1,379	1,377
Commission payable	7,294	5,817
Accounts payable, accruals and other liabilities	10,396	11,192
Debt	2,025	3,189
State income taxes payable	5,904	-
Due to securities brokers	1,973	-
Due to reinsurers	18,436	100
Liabilities attributable to discontinued operations (Note 3)	953	24,337
Total liabilities	95,872	89,776
STOCKHOLDERS' EQUITY:		
American Independence Corp. stockholders' equity:		
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding	-	-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,118,551 and 8,088,105 shares outstanding, respectively	92	92
Additional paid-in capital	88,658	88,637
Accumulated other comprehensive gain (loss)	1,740	(197)
Treasury stock, at cost, 1,063,242 and 1,093,688 shares, respectively	(9,878)	(10,161)
Retained earnings	141,026	25,549
Total American Independence Corp. stockholders' equity	221,638	103,920
Non-controlling interest in subsidiaries	3,576	3,278
Total equity	225,214	107,198
TOTAL LIABILITIES AND EQUITY	$ 321,086	$ 196,974